UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Y206

(CUSIP Number)

Jack Dweck

c/o Xcel Brands, Inc.

475 10th Avenue, 4th Floor

New York, NY 10018

(347) 727-2474

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Jack Dweck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,089
	8	SHARED VOTING POWER 260,000
	9	SOLE DISPOSITIVE POWER 300,089
	10	SHARED DISPOSITIVE POWER 260,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,089
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Slocum & Worth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,089
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 300,089
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,089
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Earthbound LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 260,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Jeffrey Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 456,765
	8	SHARED VOTING POWER 260,000
	9	SOLE DISPOSITIVE POWER 456,765
	10	SHARED DISPOSITIVE POWER 260,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 27, 2012, by Jack Dweck (“Dweck”), Jeffrey Cohen (“Cohen”), Slocum & Worth LLC (“S&W”) and Earthbound LLC (“Earthbound,” and together with Dweck, Cohen and S&W, the “Reporting Persons”), with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of Xcel Brands, Inc., a Delaware corporation (the “Issuer”), having principal executive offices at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2.	Identity and Background.

This Amendment No. 1 amends and substitutes in its entirety Item 2 to state as follows:

This statement is filed by and on behalf of the Reporting Persons. The business address of the Reporting Persons as well as the principal business and address at which they carry out their respective occupations is 156 Fifth Avenue, 10th Floor, New York, NY 10010. Cohen and Dweck are United States citizens, and Earthbound and S&W are Delaware limited liability companies. Cohen and Dweck are Co-Chairmen of Earthbound, and Dweck is the Managing Member of S&W and a director of the Issuer. Earthbound is engaged in the business of brand and intellectual property licensing and product design and development. S&W is a holding company for investments.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 1 amends and substitutes in its entirety Item 3 to state as follows:

Pursuant to the First Amendment to Release and Transition Agreement, dated as of November 21, 2012, by and among Earthbound, IM Ready-Made, LLC, a New York limited liability company, and the Issuer, Earthbound agreed to accept 60,000 Common Shares issued to it by the Issuer as partial payment for amounts owed by the Issuer to Earthbound for certain consulting services performed by Earthbound prior to such date.

Item 4.	Purpose of Transaction.

This Amendment No. 1 amends and substitutes in its entirety Item 4 to state as follows:

The information set forth under Item 3 of this Amendment No. 1 is incorporated by reference into this Item 4.

The securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by them, or any of them, at any time. Except as set forth in this Item 4 and, with respect to Dweck, to the extent that his role as director of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Persons have no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time review or reconsider their position(s) with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change at any time their intention with respect to any or all of the Common Shares held by them as of November 21, 2012.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 1 amends and substitutes in its entirety Item 5 to state as follows:

Beneficial ownership is calculated based upon (i) 7,517,137 Common Shares outstanding as of November 16, 2012, as reported on the Issuer’s Form 10-Q for the quarterly period ended on September 30, 2012, as adjusted by (ii) the addition of 60,000 shares to account for the issuance by the Issuer of 60,000 shares to Earthbound which are the subject of this Amendment No. 1, resulting in a total number of 7,577,137 Common Shares outstanding for purpose of the calculations in this Amendment No. 1.

Each of Cohen and Dweck owns 50% of the outstanding membership interests in Earthbound and shares voting and dispositive power over the 260,000 Common Shares held by Earthbound. Each of Cohen and Dweck disclaims beneficial ownership of the Common Shares attributable to the other party’s respective percentage ownership of Earthbound.

Dweck beneficially owns 560,089 Common Shares, which comprises 7.3% of the issued and outstanding Common Shares. Dweck has sole voting and dispositive power over 300,089 Common Shares held by S&W and shared voting and dispositive power over 260,000 Common Shares held by Earthbound.

Cohen beneficially owns 716,765 Common Shares, which comprises 9.4% of the issued and outstanding Common Shares. Cohen has sole voting and dispositive power over (i) 16,868 shares of unvested restricted Common Shares, (ii) 33,334 Common Shares issuable upon exercise of options and (iii) 406,563 Common Shares. Cohen has shared voting and dispositive power over 260,000 Common Shares held by Earthbound.

Earthbound beneficially owns 260,000 Common Shares, which comprises 3.4% of the issued and outstanding Common Shares. S&W beneficially owns 300,089 Common Shares, which comprises 3.9% of the issued and outstanding Common Shares.

The information set forth under Item 3 of this Amendment No. 1 is incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is inapplicable to this Amendment No. 1.

Item 7.	Material to be Filed as Exhibits.

Item 6 is inapplicable to this Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

/s/ Jack Dweck
Jack Dweck, individually

/s/ Jeffrey Cohen
Jeffrey Cohen, individually

Earthbound LLC

/s/ Jack Dweck
Jack Dweck, Managing Member

/s/ Jeffrey Cohen
Jeffrey Cohen, Managing Member

Slocum & Worth LLC

/s/ Jack Dweck
Jack Dweck, Managing Member

Page 8 of 8